SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 24, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

24 February 2020

Transaction in Own Shares

Smith & Nephew plc (the "Company") announces today it has purchased the following number of its ordinary shares of US 20¢ each through Merrill Lynch International, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 April 2019. These shares were issued in connection with employee share schemes in Quarter 4 2019 and have been purchased as part of a programme to reduce the Company's share capital, in order to keep it broadly constant, as announced on 21 February 2020. Details of the relevant purchase transactions are set out below:

Description of Shares:	Smith & Nephew plc ordinary shares of US 20¢ each
Date of transaction:	24 February 2020
Number of Shares repurchased:	432,000
Lowest price paid per Share:	1,867.5000p
Highest price paid per Share:	1,926.0000p
Average price paid per Share:	1,890.0000p
Broker:	Merrill Lynch International

The Company intends to hold these shares in Treasury and then cancel them.

Since 24 February 2020, the Company has purchased 432,000 shares at a cost (including dealing and associated costs) of £8,213,833.62.

Following the purchase of these shares, the Company holds 10,495,555 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 874,816,614 ordinary shares of US20¢ each (excluding treasury shares). This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

These purchases were made by Merrill Lynch International on behalf of the Company and a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9675D_1-2020-2-24.pdf

This announcement is made in accordance with the requirements of LR 12.4.6 and Market Abuse Regulation 596/2014.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel: 01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 24, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary